Filed by William Lyon Homes

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: William Lyon Homes

(Commission File No. 001-31625)

William Lyon Homes Merger with Taylor Morrison Home Corporation

Frequently Asked Questions

What is the general sequence/timeline of merger approvals leading to closing?

Although we have signed a definitive merger agreement with Taylor Morrison, the merger is not yet complete, and there is no change to our daily operations. William Lyon Homes and Taylor Morrison are each operating independently and will continue to do so until the date the transaction closes. The signing of the agreement is just the first step in a process toward potentially combining the two companies. The transaction must obtain the approval of William Lyon Homes stockholders, the approval of the Taylor Morrison stockholders and any requisite regulatory approvals, as well as satisfying other closing conditions. The transaction is expected to close late in the first quarter of 2020 or early in the second quarter. Until we close the transaction, we must maintain a “business as usual” approach, meaning that we should continue to operate as before the announcement, move forward with plans to grow our business and continue to conduct our business independently from Taylor Morrison.

What does this proposed transaction mean for my job?

There will be no immediate impact to your current role, and no positions will be impacted as a result of this merger until after the merger is closed. It is extremely important that everyone remains focused on their day-to-day responsibilities and overall performance objectives, operating as business as usual.

For now, your responsibilities and reporting will remain the same. We ask for your patience as we work through this process and assure you that we will keep you informed as information becomes available.

When will I know if I am personally affected?

For each function, there will be a process to define the integration plan for that area. While we cannot initiate the integration until the merger is finalized, we will use the time between now and closing to prepare detailed plans, which will define the combined organization and the timeline for the transition to the integration goals. Employees in the impacted areas will be communicated with as the process unfolds.

Will I still receive my 2019 bonus?

Field, staff and management bonuses will be paid out to eligible employees in the normal course under the existing WLH bonus plans and will continue to be subject to the terms and conditions of such plans. We will pay field and staff bonuses out at the end of this year and management bonuses will be paid out during the first quarter of next year.

What happens to my current benefits?

The WLH benefit plans will continue to operate without changes until at least through the closing of the transaction. Under the terms of the merger agreement, Taylor Morrison has agreed for a period of one year after the closing to provide each continuing employee with compensation and benefits that are no less favorable in the aggregate than the compensation and benefits that are available to such employee immediately prior to the closing of the transaction. We understand that Taylor Morrison offers a comprehensive range of employee benefit programs and will provide more information about their benefits programs for continuing employees closer to the closing of the transaction.

What should employees tell customers?

The most important thing we want our homeowners and buyers to understand is that we expect nothing to change in how we do business. We are still an independent company until the transaction closes, and it should be business as usual in every way. Homeowners and homebuyers can expect a smooth transition and the continuation of the top-tier service they have come to expect from William Lyon Homes. It’s important to reassure them that nothing has changed for them. Their purchase agreement, their warranty, their contacts all remain the same. Should a specific question arise, please seek guidance from your manager.

What should I do if I am contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Matt Zaist, our President and CEO.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or

William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation

Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.